Exhibit 99.1

JA Solar Announces Fourth Quarter and Fiscal Year 2015 Results

BEIJING, March 15, 2016 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its fourth quarter and fiscal year ended December 31, 2015.

Fourth Quarter 2015 Highlights

•                  Total shipments were 1,366.2 megawatts (“MW”), consisting of 1,297.6 MW of modules and module tolling and 41.2 MW of cells and cell tolling to external customers, and 27.4 MW of modules to the Company’s downstream projects.  Increase of external shipments was +40.5% y/y and +18.8% sequentially.

•                  Shipments of modules and module tolling were 1,297.6 MW, increases of +47.5% y/y and +20.8% sequentially

•                  Shipments of cells and cell tolling were 41.2 MW, decreases of 43.6% y/y and 22.3% sequentially

•                  Net revenue was RMB 4.6 billion ($709.3 million), an increase of +28.5% y/y and +20.3% sequentially

•                  Gross margin was 17.1%, an increase of 160 basis points y/y and a decrease of 60 basis points sequentially

•                  Operating profit was RMB 260.1 million ($40.2 million), compared to RMB 222.4 million ($34.3 million) in the fourth quarter of 2014, and RMB 299.1 million ($46.2 million) in the third quarter of 2015

•                  Net income was RMB 184.9 million ($28.5 million), compared to RMB 166.1 million ($25.6 million) in the fourth quarter of 2014, and RMB 258.6 million ($39.9 million) in the third quarter of 2015

•                  Earnings per diluted ADS were RMB 3.39 ($0.52), compared to RMB 2.55 ($0.39) in the fourth quarter of 2014, and RMB 4.42 ($0.68) in the third quarter of 2015

•                  Cash and cash equivalents were RMB 2.9 billion ($445.1 million), an increase of RMB 1.0 billion ($161.2 million) during the quarter

•                  Non-GAAP earnings1 per diluted ADS were RMB 3.14 ($0.49), compared to RMB 1.74 ($0.27) in the fourth quarter of 2014, and RMB 4.35 ($0.67) in the third quarter of 2015

1  JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude (1) changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013, and (2) fair value of such warrants exceeding net proceeds from the Offering.

Fiscal Year 2015 Highlights

•                  Shipments grew to approximately 4.0 gigawatts (“GW”), consisting of 3,672.9 MW of modules and module tolling and 265.0 MW of cells and cell tolling to external customers, and 53.5 MW of modules to the Company’s downstream projects. External Shipments represented an increase of 28.8% from 3.1 GW in fiscal year 2014

•                  Net revenue was RMB 13.5 billion ($2.1 billion), compared to net revenue of RMB 11.3 billion ($1.7 billion) in fiscal year 2014

•                  Gross margin was 17.0%, compared to 15.6% in fiscal year 2014

•                  Operating profit was RMB 865.0 million ($133.5 million), compared to an operating profit of RMB 662.5  million ($102.3 million) in fiscal year 2014

•                  Net income was RMB 614.5 million ($94.9 million), compared to RMB 446.7 million ($69.0 million) in fiscal year 2014

•                  Earnings per diluted ADS was RMB 10.58 ($1.63), compared RMB 6.88 ($1.06) in fiscal year 2014

•                  Cash and cash equivalents at the end of the fiscal year were RMB 2.9 billion ($445.1 million), compared with RMB 2.2 billion ($332.7 million) at the end of fiscal year 2014

•                  Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB 584.1 million ($90.2 million), compared to a non-GAAP net income attributable to the Company’s ordinary shareholders of RMB 349.8 million ($54.0 million) in fiscal year 2014

•                  Non-GAAP earnings per diluted ADS in fiscal year 2015 was RMB 9.91 ($1.53), compared to a non-GAAP earnings per diluted ADS of RMB 5.45 ($0.84) in fiscal year 2014

Mr. Baofang Jin, Chairman and CEO of JA Solar, commented, “Our fourth quarter results continued the momentum we built throughout 2015.  We exceeded our operating and financial objectives with shipment and revenue growth of 40.5% and 28.5%, respectively.  We fulfilled strong demand across Asia, especially in China, but also made meaningful advances in North America.  We remain committed to expand our market penetration globally, and have made progress in South, Central, and North America.”

Mr. Jin continued, “Our outlook for 2016 is bright.  We expect growth of over 30%, as countries around the world continue to encourage the growth of clean, renewable energy.  We are able to capture this market growth due to our industry-leading reputation for quality and value.  We intend to aggressively protect that reputation through our ongoing investment in research and marketing.”

All shipment and financial figures refer to the quarter ended December 31, 2015, unless otherwise specified.  All “year over year” or “y/y” comparisons are against the quarter ended December 31, 2014.  All “sequential” comparisons are against the quarter ended September 30, 2015.

Total shipments were 1,366.2 MW, above the high end of the previously announced guidance of 1,100 to 1,200 MW. External shipments of 1,338.8 MW grew 18.8% sequentially and 40.5% year over year.

External shipments breakdown by product (MW)

	2014Q4	2015Q3	2015Q4	QoQ%	YoY%
Modules and module tolling	879.6	1073.8	1297.6	20.8%	47.5%
Cells and cell tolling	73.1	53.0	41.2	-22.3%	-43.6%
Total	952.7	1126.8	1338.8	18.8%	40.5%

External shipments breakdown by region (percentage)

	2014Q4	2015Q3	2015Q4	QoQ(pp)		YoY(pp)
China	41.00%	53.10%	43.80%	-9.3	pp	2.8	pp
APAC ex-China	37.30%	36.30%	40.50%	4.2	pp	3.2	pp
Europe	12.80%	7.80%	5.10%	-2.7	pp	-7.7	pp
Americas	4.40%	1.00%	8.40%	7.4	pp	4.0	pp
Others	4.50%	1.80%	2.20%	0.4	pp	-2.3	pp

Net revenue was RMB 4.6 billion ($709.3 million), an increase of 28.5% y/y and 20.3% sequentially.  Growth was mainly driven by broad-based strength across the Asia Pacific region, further reinforced by strong demand in the United States.

Gross profit of RMB 784.1 million ($121.0 million) increased 41.6% y/y and 15.7% sequentially.  Gross margin was 17.1%, which compares to 15.5% in the year-ago quarter, and 17.7% in the third quarter of 2015. The sequential decrease in gross margin was mainly due to wafer price increase during the quarter.

Total operating expenses of RMB 523.9 million ($80.9 million) were 11.4% of revenue.  This compares to operating expenses of 9.3% of revenue in the year-ago quarter, and 9.9% of revenue in the third quarter of 2015. The sequential increase in operating expense was primarily due to provision of receivables and impairment of certain project assets.

Operating profit was RMB 260.1 million ($40.2 million), compared to RMB 222.4 million ($34.3 million) in the year-ago quarter, and RMB 299.1 million ($46.2 million) in the third quarter of 2015.  Operating margin was 5.7%, compared with 6.2% in the prior year period and 7.8% in the previous quarter.

Interest expense was RMB 66.0 million ($10.2 million), compared to RMB 61.5 million ($9.5 million) in the year-ago quarter, and RMB 58.2 million ($9.0 million) in the third quarter of 2015.

The change in fair value of warrant derivatives was positive RMB 14.0 million ($2.2 million), compared with positive RMB 48.7 million ($7.5 million) in the year-ago quarter, and positive RMB 4.4 million ($0.7 million) in the third quarter of 2015. The warrants were issued on August 16, 2013 in conjunction with the Company’s $96 million registered direct offering.

Earnings per diluted ADS were RMB 3.39 ($0.52), compared to earnings per diluted ADS of RMB 2.55 ($0.39) in the year-ago quarter, and earnings per diluted ADS of RMB 4.42 ($0.68) in the third quarter of 2015.

Fiscal Year 2015 Results

Fiscal year 2015 shipments were 4.0 GW, including 53 MW of modules to the Company’s downstream projects. External shipments of 3.9 GW represented an increase of 28.8% from 3.1 GW in fiscal year 2014.

External shipments breakdown by product (MW)

	2014	2015	YoY%
Modules and module tolling	2,406.8	3,672.9	52.6%
Cells and cell tolling	651.1	265.0	-59.3%
Total	3,057.9	3,937.9	28.8%

External shipments breakdown by region (percentage)

	2014	2015	YoY%
China	33.0%	42.9%	9.9	pp
APAC ex-China	45.0%	39.9%	-5.1	pp
Europe	12.6%	10.9%	-1.7	pp
Americas	5.9%	3.4%	-2.5	pp
Others	3.5%	2.9%	-0.6	pp

Net revenue in fiscal year 2015 was RMB 13.5 billion ($2.1 billion), an increase of 19.7% from RMB 11.3 billion ($1.7 billion) in fiscal year 2014.

Total gross profit in fiscal year 2015 was RMB 2.3 billion ($353.9 million), or 17.0% of net revenue, compared with RMB 1.8 billion ($271.2 million), or 15.6% of net revenue, in fiscal year 2014.

Operating profit in fiscal year 2015 was RMB 865.0 million ($133.5 million), compared with operating profit of RMB 662.5 million ($102.3 million) in fiscal year 2014. In fiscal year 2015, net earnings per diluted ADS was RMB 10. 58 ($1.63), compared with net earnings per diluted ADS of RMB 6.88 ($1.06) in fiscal year 2014.

Liquidity

As of December 31, 2015, the Company had cash and cash equivalents of RMB 2.9 billion ($445.1 million), and total working capital of RMB 2.8 billion ($439.9 million).  Total short-term borrowings were RMB 2.2 billion ($338.8 million). Total long-term borrowings were RMB 2.7 billion ($416.7 million), of which RMB 238.4 million ($36.8 million) were due in one year.

Business Outlook

For the first quarter of 2016, the Company expects total cell and module shipments to be in the range of 1,000 to 1,100 MW, including approximately 100 MW of module shipments to the Company’s downstream projects.  Revenues will not be recognized for the modules shipped to the Company’s downstream projects as required by U.S. GAAP.

Full year 2016 shipments are expected to be in the range of 5.2 to 5.5 GW, including 250 to 300 MW of module shipments to the Company’s downstream projects.

Manufacturing Capacity Update

As disclosed in previous quarter, JA Solar is increasing its manufacturing capacity to meet growing demand for its high quality products. The Company now expects to further expand its manufacturing capacity to 2.0 GW for wafers, 5.5 GW for cells, and 5.5 GW for modules by the end of 2016.

Investor Conference Call / Webcast Details

JA Solar will host an earnings conference call on Tuesday, March 15, 2016 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. China Standard Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 59487278.

A replay of the conference call may be accessed by phone at the following numbers until March 23, 2016.  To access the replay, please again reference the conference passcode 59487278.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006322162
Other International	+61 281990299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at http://www.jasolar.com.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015, which was RMB 6.4778 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2015, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 4.0 GW of solar power products in 2015. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia.

For more information, please visit www.jasolar.com.

Contact:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Dec. 31, 2014	Sep. 30, 2015	Dec. 31, 2015	Dec. 31, 2015
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	3,576,308	3,819,510	4,594,447	709,260
Cost of sales	(3,022,444)	(3,141,961)	(3,810,358)	(588,218)
Gross profit	553,864	677,549	784,089	121,042
Selling, general and administrative expenses	(292,710)	(344,152)	(482,409)	(74,471)
Research and development expenses	(38,744)	(34,278)	(41,536)	(6,412)
Total operating expenses	(331,454)	(378,430)	(523,945)	(80,883)
Income from operations	222,410	299,119	260,144	40,159
Interest expense	(61,496)	(58,213)	(66,018)	(10,191)
Change in fair value of warrant derivatives	48,664	4,394	13,997	2,161
Other income/(loss), net	(13,600)	74,301	33,753	5,211
Income before income taxes	195,978	319,601	241,876	37,340
Income tax expense	(29,853)	(61,014)	(56,995)	(8,799)
Net income	166,125	258,587	184,881	28,541
Less: income/(loss) attributable to noncontrolling interest	13,043	(644)	(8,581)	(1,325)
Net income attributable to JA Solar Holdings	153,082	259,231	193,462	29,866

Net income per share attributable to ordinary shareholders:
Basic (Note)	0.51	0.88	0.68	0.10
Diluted	0.51	0.88	0.68	0.10

Weighted average number of shares outstanding:
Basic	248,660,195	242,328,656	234,281,009	234,281,009
Diluted	248,885,240	242,473,131	234,510,474	234,510,474

Comprehensive income
Net income	166,125	258,587	184,881	28,541
Foreign currency translation adjustments, net of tax	3,119	(32,876)	(4,228)	(653)
Other comprehensive income/(loss)	3,119	(32,876)	(4,228)	(653)
Comprehensive income	169,244	225,711	180,653	27,888
Income/(loss) attributable to noncontrolling interest	13,043	(644)	(8,581)	(1,325)
Comprehensive income attributable to JA Solar Holdings	156,201	226,355	189,234	29,213

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	153,082	259,231	193,462	29,866
Change in fair value of warrant derivatives	(48,664)	(4,394)	(13,997)	(2,161)
Non-GAAP net income attributable to JA Solar Holdings	104,418	254,837	179,465	27,705

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	0.35	0.87	0.63	0.10
Diluted	0.35	0.87	0.63	0.10

Non-GAAP weighted average number of shares outstanding:
Basic	248,660,195	242,328,656	234,281,009	234,281,009
Diluted	248,885,240	242,473,131	234,510,474	234,510,474

Note:  JA Solar excludes net income attributable to the participating warrant holder of RMB 34.5 million (US$5.3 million) from the numerator of basic EPS in the fourth quarter of 2015.

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	For twelve months ended
	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2015
	RMB’000	RMB’000	USD’000

Net revenues	11,295,523	13,525,407	2,087,963
Cost of sales	(9,539,028)	(11,232,818)	(1,734,048)
Gross profit	1,756,495	2,292,589	353,915
Selling, general and administrative expenses	(954,307)	(1,279,023)	(197,447)
Research and development expenses	(139,683)	(148,548)	(22,932)
Total operating expenses	(1,093,990)	(1,427,571)	(220,379)
Income from operations	662,505	865,018	133,536
Interest expense	(229,665)	(249,382)	(38,498)
Change in fair value of warrant derivatives	74,015	39,593	6,112
Other income, net	13,185	116,573	17,996
Income before income taxes	520,040	771,802	119,146
Income tax expenses	(73,390)	(157,332)	(24,288)
Net income	446,650	614,470	94,858
Less: income/(loss) attributable to noncontrolling interest	22,879	(9,243)	(1,427)
Net income attributable to JA Solar Holdings	423,771	623,713	96,285

Net income per share attributable to ordinary shareholders:
Basic	1.43	2.12	0.33
Diluted	1.38	2.12	0.33

Weighted average number of shares outstanding:
Basic	242,192,859	243,506,821	243,506,821
Diluted	242,863,084	243,744,921	243,744,921

Comprehensive loss
Net income	446,650	614,470	94,858
Foreign currency translation adjustments, net of tax	4,597	(35,038)	(5,409)
Other comprehensive income/(loss)	4,597	(35,038)	(5,409)
Comprehensive income	451,247	579,432	89,449
Income/(loss) attributable to noncontrolling interest	22,879	(9,243)	(1,427)
Comprehensive income attributable to JA Solar Holdings	428,368	588,675	90,876

NON-GAAP RECONCILIATION

GAAP net income attributable to JA Solar Holdings	423,771	623,713	96,285
Change in fair value of warrant derivatives	(74,015)	(39,593)	(6,112)
Non-GAAP net income attributable to JA Solar Holdings	349,756	584,120	90,173

Non-GAAP net income per share attributable to ordinary shareholders:
Basic	1.14	1.98	0.31
Diluted	1.09	1.98	0.31

Non-GAAP weighted average number of shares outstanding:
Basic	242,192,859	243,506,821	243,506,821
Diluted	242,863,084	243,744,921	243,744,921

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Dec. 31,
	2014	2015	2015
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	2,155,009	2,883,294	445,104
Restricted cash	833,084	663,518	102,430
Accounts receivable	2,461,741	2,872,775	443,480
Notes receivable	74,984	837,711	129,320
Inventories	1,886,268	1,660,543	256,344
Advances to suppliers	337,595	473,310	73,066
Other current assets	851,822	633,354	97,773
Total current assets	8,600,503	10,024,505	1,547,517
Property and equipment, net	4,166,747	4,365,348	673,894
Project asset	651,494	1,028,615	158,791
Advances to suppliers	451,704	195,341	30,155
Prepaid land use rights	438,556	428,495	66,148
Long-term investment	13,524	55,169	8,517
Other long term assets	161,250	208,430	32,176
Total assets	14,483,778	16,305,903	2,517,198
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	2,275,533	2,194,957	338,843
Accounts payable	2,770,299	2,389,467	368,870
Advances from customers	243,959	691,867	106,806
Current portion of long term borrowings	22,000	238,400	36,803
Derivative liabilities-warrants	105,785	71,237	10,997
Accrued and other liabilities	1,162,510	1,588,885	245,281
Total current liabilities	6,580,086	7,174,813	1,107,600
Long-term borrowings	1,902,400	2,461,017	379,916
Other long term liabilities	534,424	752,925	116,232
Total liabilities	9,016,910	10,388,755	1,603,748
Total JA Solar Holdings shareholders’ equity	5,360,172	5,819,695	898,406
Noncontrolling interest	106,696	97,453	15,044
Total shareholders’ equity	5,466,868	5,917,148	913,450
Total liabilities and shareholders’ equity	14,483,778	16,305,903	2,517,198